# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BRERA HOLDINGS PLC, CIK 0001939965
CUSIP: G13311108
Title of class of securities: Class B Ordinary Shares, $0.05 nominal value per share
Address of issuer's principal executive offices: Connaught House, 5th Floor, One Burlington Road, Dublin, Ireland (L2), D04 C5Y6
Date of event which requires filing of this statement: 04/03/2026
Amends the filing with accession number 0001104659-25-095189
Filed by CIK 0002088938
Persons authorized to receive notices and communications: RBCH Ltd., c/o Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, Cayman Islands (E9), KY1-9009, 00420 734 170 580

## Reporting persons
- RBCH Ltd. (CIK 0002088938): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 22,222,222; shared voting power 0; sole dispositive power 22,222,222; shared dispositive power 0; aggregate amount beneficially owned 22,222,222 (22.74% of the class)
  Comment: For Box 7, 9 and 11: Reflects (a) 8,378,988 class B ordinary shares, $0.05 nominal value per share ("Class B Ordinary Shares"), of Brera Holdings PLC, an Irish public limited company (the "Issuer"), (b) warrants to purchase 11,111,111 Class B Ordinary Shares, at a price of $6.75 per Class B Ordinary Share (the "Common Warrants"), and (c) pre-funded warrants to purchase 2,732,123 Class B Ordinary Shares, at price of $0.05 per Class B Ordinary Share (the "Pre-Funded Warrants" and, together with the Common Warrants, the "Warrants"), in each case held directly by RBCH Ltd.
  
  For Box 13: The denominator of the fraction upon which this percentage is calculated is based (i) on 81,995,395 Class B Ordinary Shares outstanding as of February 28, 2026, as reported in the Issuer's Form 6-K filed on March 24, 2026, which has been adjusted to reflect RBCH Ltd.'s exercise of its previously reported Pre-Funded Warrants to purchase 1,878,988 Class B Ordinary Shares, which exercise was settled by the Issuer on April 3, 2026, (ii) the 2,732,123 Class B Ordinary Shares issuable upon exercise of the remaining Pre-Funded Warrants held directly by RBCH Ltd. and (iii) the 11,111,111 Class B Ordinary Shares issuable upon exercise of the Common Warrants held directly by RBCH Ltd.
  
  The Warrants held by RBCH Ltd. are currently subject to a beneficial ownership limitation limiting the number of Class B Ordinary Shares that RBCH Ltd. can beneficially own to no more than 9.99% (the "Beneficial Ownership Limitation"). The Beneficial Ownership Limitation may be increased to 19.99% and may ultimately be removed pursuant to the terms and conditions of the Warrants. RBCH Ltd. has provided notice to the Issuer to increase the Beneficial Ownership Limitation to 19.99%.
- Viktor Fischer (CIK 0002088940): type of reporting person: individual (IN); citizenship or place of organization: Slovakia (2B); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 11,112; shared voting power 0; sole dispositive power 11,112; shared dispositive power 0; aggregate amount beneficially owned 11,112 (0% of the class); the aggregate amount excludes certain shares
  Comment: For Box 7, 9 and 11: Prior to resigning as a director of the Issuer on April 5, 2026, Viktor Fischer was entitled to compensation from the Issuer in connection with his service as a director. Mr. Fischer was previously issued 44,444 restricted stock units ("RSUs") of the Issuer under the Issuer's 2022 Equity Incentive Plan. The RSUs were to vest in eight equal quarterly installments, commencing on October 21, 2025, subject to Mr. Fischer's continued service to the Issuer through each such vesting date. 11,112 of these RSUs had fully vested as of January 21, 2026, but have not yet been settled. As a result of Mr. Fischer's resignation, the remaining 33,332 RSUs that had not yet vested have been forfeited, terminated and cancelled.
  
  Viktor Fischer and Jakub Havrlant, as the indirect holders of 100% of the outstanding equity of the general partner of Rockaway Blockchain Fund I, L.P., the sole shareholder of RBCH Ltd. with the right to remove and replace directors of RBCH Ltd., may be deemed to be the beneficial owners of the reported shares of RBCH Ltd. Viktor Fischer and Jakub Havrlant disclaim any beneficial ownership in the reported shares of RBCH Ltd. See also comments for RBCH Ltd.
  
  For Box 13: See comments for RBCH Ltd.
- Jakub Havrlant: type of reporting person: individual (IN); citizenship or place of organization: Czech Republic (2N); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
  Comment: For Box 7, 9 and 11: Viktor Fischer and Jakub Havrlant, as the indirect holders of 100% of the outstanding equity of the general partner of Rockaway Blockchain Fund I, L.P., the sole shareholder of RBCH Ltd. with the right to remove and replace the directors of RBCH Ltd., may be deemed to be the beneficial owners of the reported shares of RBCH Ltd. Viktor Fischer and Jakub Havrlant disclaim any beneficial ownership in the reported shares of RBCH Ltd. See also comments for RBCH Ltd.
  
  For Box 13: See comments for RBCH Ltd.

## Item 1. Security and Issuer
Title of class of securities: Class B Ordinary Shares, $0.05 nominal value per share
Name of issuer: BRERA HOLDINGS PLC
Address of issuer's principal executive offices: Connaught House, 5th Floor, One Burlington Road, Dublin, Ireland (L2), D04 C5Y6
Comment: This Amendment No. 3 to Schedule 13D (this "Amendment") filed on behalf of the Reporting Persons amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on September 30, 2025 (as amended, the "Schedule 13D"). Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported in the Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is supplemented as follows:

On March 9, 2026, pursuant to the terms and conditions of the Warrants, RBCH Ltd. provided notice (the "Increase Notice") to the Issuer to increase the Beneficial Ownership Limitation limiting the number of Class B Ordinary Shares that RBCH Ltd. can beneficially own from 9.99% to no more than 19.99%, which increase will become effective on May 9, 2026. Upon the effectiveness of the increase of the Beneficial Ownership Limitation, RBCH Ltd. intends to exercise the remaining Pre-Funded Warrants it holds in full to purchase 2,732,123 Class B Ordinary Shares from the Issuer, at a price of $0.05 per Class B Ordinary Share.

In connection with the delivery of the Increase Notice, RBCH Ltd. exercised Pre-Funded Warrants to purchase 1,878,988 Class B Ordinary Shares from the Issuer, at a price of $0.05 per Class B Ordinary Share, which exercise was settled by the Issuer on April 3, 2026.

Effective April 5, 2026, Viktor Fischer resigned from his position as a member of the Issuer's Board of Directors.

The Reporting Persons continue to expect to evaluate on a continuing basis RBCH Ltd.'s goals and objectives and other business opportunities, and may change plans or proposals in the future. In determining from time to time whether to sell the securities reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. In addition, the Reporting Persons may, from time to time, transfer shares beneficially owned by them for tax, estate or other economic planning purposes. The Reporting Persons may engage in discussions with management, the Board of Directors, other shareholders, and other relevant parties concerning the Issuer's governance, operations, strategy, capital allocation, performance and alternatives to enhance shareholder value. The Reporting Persons reserve the right to exercise the Common Warrants in addition to the Pre-Funded Warrants, dispose of securities of the Issuer or acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of its holdings of securities of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5(a) of the Schedule 13D is amended and restated as follows: The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment (including the footnotes thereto) and Item 4 of this Amendment is incorporated by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(a) of the Schedule 13D is amended and restated as follows: The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment (including the footnotes thereto) is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: Item 5(a) of the Schedule 13D is amended and restated as follows: The information provided in response to Item 3 and Item 4 hereof is incorporated by reference into this Item 5(c). Except as described in this Schedule 13D, the Reporting Persons have not effected any transactions in the Class B Ordinary Shares during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is supplemented as follows:

Mr. Fischer was previously issued 44,444 RSUs under the Issuer's 2022 Equity Incentive Plan. The RSUs were to vest in eight equal quarterly installments, commencing on October 21, 2025, subject to Mr. Fischer's continued service to the Issuer through each such vesting date. 11,112 of these RSUs had fully vested as of January 21, 2026, but have not yet been settled. As a result of Mr. Fischer's resignation from the Issuer's Board of Directors effective April 5, 2026, the remaining 33,332 RSUs that had not yet vested have been forfeited, terminated and cancelled.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is supplemented as follows:

5 Brera Holdings Limited 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.14 to Issuer's Registration Statement on Form F-1 filed on November 4, 2022)

6 Form of Restricted Share Unit Award Agreement for 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.17 to Issuer's Registration Statement on Form F-1 filed on November 4, 2022)

## Signatures
- RBCH Ltd.: /s/ Glenn Kennedy, Glenn Kennedy, Director (04/07/2026)
- Viktor Fischer: /s/ Viktor Fischer, Viktor Fischer (04/07/2026)
- Jakub Havrlant: /s/ Jakub Havrlant, Jakub Havrlant (04/07/2026)